UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2001

clipclop.com Enterprises Inc.
(Translation of registrant's name into English)

Suite 1500, 789 West Pender Street
Vancouver, BC, Canada V6C 1H2
(Address of principal executive office)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F]

Form 20-F [X] Form 40-F [ ]

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ] No [X]

[If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

82 -

BC FORM 53-901F (Previously Form 27)

Securities Act

Material Change Report Under Section 85(1) of the Act

  Reporting Issuer

  State the full name and address of the principal office in Canada of the reporting issuer:

  clipclop.com Enterprises Inc.
  (the "Company")
  #1500- 789 West Pender Street
  Vancouver, BC V6C 1H2
  (604) 408-8890

  Date of Material Change

  State the date of the material change:

  July 19, 2001

  Press Release

  State the date and place(s) of issuance of the press release issued under section 85(1) of the Act.

  July 19, 2001

  Vancouver, British Columbia

  Summary of Material Change

  Provide a brief but accurate summary of the nature and substance of the material change:

  The Company announces that an extraordinary general meeting will be held at the offices of Clark, Wilson, 800 - 885 West Georgia Street, Vancouver, BC V6C 3H1 on Tuesday, August 14, 2001 at 10:00 a.m. (Vancouver time) to seek approval of a name change and a reverse stock split.

  Full Description of Material Change

  See attached Schedule "A".

  Reliance on Section 85(2) of the Act

  If the report is being filed on a confidential basis in reliance on section 85(2) of the Act, state the reasons for that reliance:

  N/A

  Omitted Information

  N/A

  Senior Officers

  Give the name and business telephone number of a senior officer of the reporting issuer who is knowledgeable about the material change and the report or an officer through whom the Commission may contact that senior officer:

  Jonathan Severn, President and CEO
  (805) 205-2500

  Statement of Senior Officer

The foregoing accurately discloses the material change referred to herein.

DATED at Oxnard, California, this 31st day of July, 2001.

/s/ Jonathan Severn
Jonathan Severn,
President and CEO

Schedule "A"

clipclop.com Enterprises Inc.

#1500 - 789 West Pender Street

Vancouver BC V6C 1H2

NEWS RELEASE

clipclop.com Enterprises, Inc. Seeks Shareholder Approval on Name Change and Reverse Stock Split

For Immediate Release

VANCOUVER, British Columbia--(BUSINESS WIRE)--July 19, 2001-- clipclop.com Enterprises, Inc. (OTCBB:CLOPF); a technology company specializing in e-commerce, Web services for the equestrian industry, and educational software mailed notices to current shareholders of record that an extraordinary general meeting of clipclop.com will be held at the offices of Clark, Wilson, 800 - 885 West Georgia Street, Vancouver, BC V6C 3H1 on Tuesday, the 14th day of August, 2001 at the hour of 10:00 o'clock in the forenoon (Vancouver time).

The primary purposes of the meeting with be the following:

1. To seek approval to change the name of the company from "clipclop.com Enterprises Inc." to "Worldwide Technologies Inc.", or such other name as the directors in their absolute discretion may determine and is acceptable to the regulatory authorities;

2. To seek approval to consolidate (reverse split) the authorized and issued share capital of the Company, in the discretion of the directors, on the basis of four (4) common shares being consolidated into one (1) common share or on the basis of seven (7) common shares being consolidated into one (1) common share;

3. To seek approval to increase the number of common shares of the Company to 100,000,000 common shares without par value (after the above consolidation or reverse split has been approved and effected).

Mike Garfinkel, Director of Public Relations, explains, "The name change is a key factor in the branding of our company. Without uniformity of names among divisions and subsidiaries, any public relations or press coverage received by one entity will not have any connection to our other divisions or subsidiaries. Branding is a key strategy for the successful marketing of a company and its products or services. Worldwide Technologies, Inc. clearly describes the company's direction as a diversified technology and e-commerce company.''

Use-Store, LLC has already officially changed its name to Use-Store Worldwide, LLC. Likewise, if clipclop.com's shareholders approve the name change, the equestrian division will become Clipclop.com Worldwide.

clipclop.com is also seeking shareholder approval to give the directors discretion to reverse split the authorized and issued share capital on a 7 to 1 or a 4 to 1 basis. Aric Gastwirth, Chief Financial Officer, commented on the large number of outstanding shares, "We are extremely aware of our list of shareholders and the long and bumpy ride they have been on. It is our sole intention to increase shareholder value and stock stability by having the flexibility to decrease the number of shares on the market. Being a British Columbia company, any significant corporate action requires approval of our shareholders which can be extremely time consuming and add significant delays during a critical time of negotiating a financing deal or completing an acquisition. As we are actively seeking strategic alliances and acquisitions, clipclop.com is seeking shareholder approval so that it will have the flexibility to complete a reverse split and complete any such transaction in a timely manner.''

Jonathan Severn, President and CEO, completed the explanation, "This special meeting will go a long way towards solidifying our ultimate goals and desires for clipclop.com. I think the new management has taken significant strides to prove that we know how to run a business and turn a profit. I am confident that our shareholders will be extremely satisfied with our success in the future.''

Contact:

    clipclop.com Enterprises, Inc.
     Mike Garfinkel, 818/515-8858

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

clipclop.com Enterprises Inc.

Date:  August 7, 2001

/s/ Andrew Carruthers
Andrew Carruthers, Director